Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

June 12, 2012

VIA EDGAR

Patrick Gilmore,

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2011

Filed December 23, 2011

Form 8-K/A filed March 19, 2012

File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”, “VeriFone”, “we”, “our”, or “us”), and responds to your letter, dated May 29, 2012, transmitting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of May 29, 2012. For your convenience, we have also included the text of each of your comments in bold text, followed by the Company’s response.

The Company has requested confidential treatment to certain portions of this letter pursuant to 17 C.F.R. § 200.83. Such portions are denoted by “[***]” in this letter. An unredacted version of this letter has been submitted to the Division of Corporation Finance of the Commission.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Form 10-K for the Fiscal Year Ended October 31, 2011

General

1. Comment: Please refer to comment 1 in our letter dated April 2, 2012. You state in your response that “these unauthorized activities did not involve any sale or provision of (y)our U.S. produced or U.S.-origin products into Iran.” Please tell us whether any products sold or provided into Iran pursuant to any referenced unauthorized activities involved items included in the Bureau of Industry and Security’s Commerce Control List.

Response:

As described further below, our POS products are or would be classified within the BIS CCL as 5A992 for hardware and 5D992 for any related software, and eligible for export under No License Required (NLR). We respectfully advise the Staff that such POS products are designed for and limited to banking use or money transactions, and the cryptographic components are specifically designed to be limited to on-terminal use, not customizable and used to secure financial communications such as electronic commerce. Thus, they are exempt from control under 5A002, as “Cryptographic equipment specially designed and limited for banking use or money transactions” by virtue of Note (d) in the Related Controls to ECCN 5A002.

Prior to the simplification of the Export Administration Regulations (EAR) for treatment of encryption items in October of 2008, we submitted our POS products for review by the BIS and our POS products were classified as 5A992 for hardware and 5D992 for any related software, with no license required for export. Following the October 2008 EAR simplification, we have continued to monitor the CCL classification of our products through consultation with our external international trade counsel, with periodic confirmation of the continued propriety of the CCL classification applied. [***]

[***]	Confidential Treatment Requested by VeriFone pursuant to 17 C.F.R. § 200.83.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

2. Comment: In addition, please tell us the dollar amounts of any revenues you have received, directly or indirectly, from all “unauthorized activities” to which you refer.

Response:

 [***]

[***]	Confidential Treatment Requested by VeriFone pursuant to 17 C.F.R. § 200.83.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 52

3. Comment: We note your response to prior comment 2. Please tell us how you long you intend to consider historical volatility of comparable companies when determining your volatility. In this regard, we would note that once you have a sufficient amount of historical information for your own stock available we would no longer expect you to consider the historical volatility of comparable companies. By analogy, please see Question 6 of SAB Topic 14.D.1.

We note, as referenced by the Staff, that Question 6 of SAB Topic 14.D.1 indicates that in general two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility. We advise the Staff that historically we had determined to include some consideration of historical volatility data of comparable companies for a period of the same length as our expected term following the restatement event primarily because of the significance to our Company of the restatement event. Beginning with our fiscal quarter ending July 31, 2012, we have historical volatility data for our stock for a period that substantially covers the length of our expected term following the restatement and that we believe provides a reasonable basis for an estimation of our expected volatility. Accordingly, there is no longer any basis to consider historical volatility of comparable companies beginning with our fiscal quarter ending July 31, 2012 and as such, beginning with our fiscal quarter ending July 31, 2012, we will no longer consider any comparable company historical volatility data in determining our expected volatility. We further advise the Staff that our determination of expected volatility will be based on a blend of the historical volatility of our shares of common stock (with a weighting of 95%) and the implied volatility of our traded options (with a weighting of 5%). We confirm to the Staff that, as noted in our May 4, 2012 response to the Staff’s letter, we will include in our future filings a discussion of the basis for using a combination of these volatilities in determining our expected volatility and how we weight the categories. We further supplementally advise the Staff that we granted a total of 108,625 stock options during our fiscal quarter ended April 30, 2012, and if we were to eliminate any consideration of comparable company historical volatility data in our calculation of stock-based compensation expense, then based on a weighting of 95% historical volatility of our stock and 5% implied volatility of our traded options, the fair value of the stock option grants awarded during our fiscal quarter ended April 30, 2012 would have been approximately $163,000 higher. Such amount would be amortized over a vesting period of 4 years and is not material to our results of operations.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Results of Operations

Provision for Income Taxes, page 54

4. Comment: We note your response to prior comment 3 and the disclosures referenced in your Form 10-K. Your response indicates that Singapore is the only foreign country that has a material impact on your effective tax rate. Please clearly disclose this in future filings and confirm that if any other foreign tax jurisdiction were to become material to your effective tax rate that you will provide disclosure regarding that jurisdiction. We further note your reference to risk factor disclosures on page 30 that address Singapore as well as the factors that could impact your effective tax rate (i.e. shifts in the mix of pretax profits by tax jurisdiction). In future filings please provide similar disclosure in your income tax discussion in your MD&A.

We confirm that in our future filings we will clearly disclose that Singapore is the only foreign country that currently has a material impact on our effective tax rate. If any other foreign tax jurisdiction were to become material to our effective tax rate we will provide similar disclosure regarding that jurisdiction. Furthermore, as requested by the Staff, in our future filings we will include in our income tax discussion in our MD&A similar disclosures as to what is included in our risk factor disclosures on page 30 that address Singapore as well as the factors that could impact our effective tax rate.

Item 8. Financial Statements and Supplementary Data

Note 13 – Commitments and Contingencies, page 105

5. Comment: Your response to prior comment 5 indicates that you do not believe there was a reasonable possibility that a material loss may have been incurred with respect to your securities class action and derivative lawsuits. Please reconcile this conclusion with your disclosure that you have not recorded any liabilities as you are unable to estimate the potential liability. Also, please tell us how you considered the concerns addressed in prior comment number 5 as it relates to the Cardsoft litigation.

We respectfully advise the Staff that our disclosure that “. . . we have not recorded any liabilities for this action as we are unable to determine the outcome or estimate the potential liability” with respect to a lawsuit was meant to disclose that no accrual has been made for the loss contingency because neither of the conditions in

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

paragraph 8 of ASC 450 are met. In the case of the securities class action and derivative lawsuits, based on our evaluation of information available regarding these actions, we do not believe that a loss is probable under paragraph 8(a) of ASC 450 and we are not able to estimate the potential liability under paragraph 8(b) of ASC 450 for the same underlying reason.

We respectfully advise the Staff that, we evaluate the circumstances regarding outstanding and potential litigation and other contingencies on at least a quarterly basis to determine whether there is at least a reasonable possibility that a loss exists requiring accrual or disclosure, and if so, whether an estimate of the possible loss or range of loss can be made or whether such an estimate cannot be made. When loss is probable and reasonably estimable, we accrue for such amount based on our estimate of the probable loss considering information available at the time. When loss is reasonably possible, we disclose the estimated possible loss or range of loss in excess of amounts accrued.

Because, as the Staff has noted, ASC 450 requires disclosure of an estimate only in the event we have determined a loss is at least reasonably possible, in future filings we will include references to estimates of liability (or our inability to make any such estimates) only in the event we have determined a loss is reasonably possible or probable.

With respect to the Cardsoft litigation, we supplementally advise the Staff that based on our assessment in accordance with the requirements of ASC 450, at the time of the preparation of our financial statements for the fiscal year ended October 31, 2011 and our first quarter ended January 31, 2012, we did not believe loss was probable or that there was a reasonable possibility of a material loss. Specifically, we considered in our assessment of the likelihood of an unfavorable outcome in this litigation our evaluation internally and based on discussions with our patent and trial counsel of the substantive and technical merits of the claims on the underlying issues of infringement and validity as to the patents that are the subject of the litigation. We also considered the court rulings in the case, which for the Cardsoft action, were limited only to the Markman hearing. In particular, based on the court’s ruling after the Markman hearing we filed motions for summary judgment on the claims prior to the scheduled trial, moving that, based on the court’s construction of the key claims of the patents-in-suit, our products do not infringe on the patents-in-suit and moving for summary judgment based on our contentions the patents-in-suit are invalid. However, the court did not rule on these motions before trial, nor did the court rule on Cardsoft’s summary judgment motions. Similarly, the court did not rule on the substantive pre-trial motions in favor of ruling on the matters at trial. As a result, Cardsoft’s claims in this litigation, and any damages or amounts of loss related to such claims, were not ruled upon and remained subject to factual determinations by the jury and further court rulings at trial. Upon our assessment of the totality of the facts and evaluation of the litigation with advice of counsel, we had concluded that at the time of the preparation of our financial statements for the fiscal year ended October 31, 2011 and our first quarter ended January 31, 2012, we did not believe loss was probable or that there was a reasonable possibility of a material loss.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

We respectfully advise the Staff that the jury trial for this case commenced June 4, 2012. On June 8, 2012, the jury completed its deliberations and returned an unfavorable verdict finding that Cardsoft’s patents were valid and were infringed by the accused VeriFone and Hypercom devices, and further determined that a royalty rate of $3 per unit should be applied. Accordingly, the jury awarded Cardsoft infringement damages and royalties of $15.4 million covering past sales of the accused devices by VeriFone and Hypercom. The jury concluded there was no willful infringement by either VeriFone or Hypercom. We moved for judgment as a matter of law prior to the submission of the case to the jury, but the District Court did not rule on those motions. We plan to file additional motions challenging the jury verdict and/or to move for a new trial. We expect that Cardsoft will seek pre-judgment interest on the damages amount and, notwithstanding the jury’s finding of no willful infringement, to recover its attorneys’ fees. Judgment has not yet been entered in this case. The District Court will rule on these matters before it enters judgment. We intend to appeal this verdict, and are currently also evaluating our other alternatives, including post-judgment motions. Based on the trial verdict and current status of this litigation, we have determined that it is probable we will incur a loss on this litigation, and we estimate such loss to be approximately $17.6 million, including estimated pre-judgment interest. As a result of the jury verdict issued on June 8, 2012, we have recorded an accrual of $17.6 million as of April 30, 2012 for this ongoing litigation, as disclosed in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2012. In addition, we expect Cardsoft will claim further royalties on our future U.S. sales of the accused products based on the awarded royalty rate and the jury’s verdict that the patents-in-suit, which have an expiration date of March 16, 2018, are valid. As noted above, judgment has not yet been entered in this case and it is reasonably possible that Cardsoft may seek amounts higher than what we have included in our estimate of pre-judgment interest, may claim further royalties and damages on future U.S. sales at a rate higher than the royalty rate awarded by the jury or may appeal the finding of non-willful infringement. Any damages award that is maintained after appeal would be additionally subject to post-judgment interest. We intend to vigorously pursue our appeal of this verdict and to defend any further claims related to this litigation. At this time we are unable to estimate the range of additional loss, if any, related to any further amounts Cardsoft may seek and the District Court may award in post-trial motions.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Form 8-K/A filed March 19, 2012

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended October 31, 2011

6. Comment: We note your response to prior comment 10 and it remains unclear to us how you have concluded that the adjustments in (P) were appropriate given the criteria in Rule 11-02(b)(6) as well as the fact that these adjustments reverse the effect of purchase accounting recorded in accordance with GAAP. Please explain to us how both of these adjustments met the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X.

We respectfully advise the Staff that, consistent with Article 11 of Regulation S-X for purposes of giving effect to the transaction as if it was consummated at the beginning of the reporting period, we concluded that the inventory step up charges and reduction of revenues resulting from the fair value adjustment applied to deferred revenue should be excluded from the pro forma condensed statement of operations for the fiscal year ended October 31, 2011. Specifically, we note that these charges resulted directly from the acquisition and were expected to be included in net income within twelve months following the close of the acquisition but were not expected to have continuing impact on our results of operations (i.e., they were nonrecurring). Because our historical results of operations for the fiscal year ended October 31, 2011 included post-acquisition combined results of operations from August 4, 2011, and accordingly, included the effects of the inventory step up and reduction of revenues resulting from the respective fair value adjustments, we concluded our historical statement of operations for the fiscal year ended October 31, 2011 should be adjusted to exclude (i) the impact on cost of goods sold from the step up to fair value of inventory; and (ii) the impact on revenues for the period following the acquisition from the adjustment to fair value of deferred revenue. We determined such adjustments were needed in order for the pro forma statement of operations to properly exclude the effects of charges not expected to have a continuing impact on our results of operations. We note that these fair value adjustments are treated differently than those applied to other assets and liabilities identified in acquisition accounting that have amortization periods longer than twelve months. Rather, our treatment of these nonrecurring charges is similar to treatment of other nonrecurring charges that result directly from the transaction, such as transaction costs.

Further, the amounts recorded in our historical results and reflected in pro forma adjustment P are based on our application of the acquisition method pursuant to ASC 805 and are supported by our valuation process that included the assistance of

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

an independent third party valuation consultant. Accordingly, we believe pro forma adjustment P is factually supportable and consistent with the provisions of both Rule 11-02(b)(5) and Rule 11-02(b)(6).

7. Comment: We note that your response to prior comment 11 references adjustment (R) to your pro forma condensed combined statement of operations which appears to relate only to the Hypercom acquisition. Please tell us whether the historical statements of operations include any transaction expenses already incurred associated with the Point acquisition. In this regard, we note that your response to prior comment 7 indicates that all of the transaction costs associated with the Point acquisition were included in the pro forma balance sheet.

We supplementally advise the Staff that the historical statements of operations included approximately $0.2 million of transaction expenses that had been incurred associated with the Point acquisition. We respectfully advise the Staff that we did not commence substantial discussions with Point or in connection with the then-planned Point acquisition until October 2011. We also confirm that the $0.2 million of transaction expenses incurred in connection with the Point acquisition is included in the $16 million referenced as adjustment (R) to our pro forma condensed combined statement of operations.

* * * * *

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

In responding to the Division’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone ((408) 232-7888), facsimile ((408) 232-7841) or e-mail (robert_dykes@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Robert Dykes

Robert Dykes,
EVP and Chief Financial Officer VeriFone Systems, Inc.

cc:	Jaime John, Staff Accountant
Christine Davis, Assistant Chief Accountant
(Securities and Exchange Commission)

Douglas G. Bergeron, Chief Executive Officer

Albert Liu, EVP, Corporate Development & General Counsel

(VeriFone Systems, Inc.)

Jeff Lang

Ronald J. Schirle

(Ernst & Young LLP)

Scott D. Miller

Sarah P. Payne

(Sullivan & Cromwell LLP)